Press release
For immediate release
May 26, 2010

VIRGINIA ACQUIRES THE ESCALE PROPERTY FROM SIRIOS RESOURCES

Virginia Mines Inc. (“Virginia”) announces the execution of an agreement with Sirios Resources Inc. (“Sirios”) on the Escale property (the « Property ») located in the James Bay region, province of Quebec. The Property consists of a bloc of 129 claims totalling about 6,600 hectares situated 75 kilometres southeast of the LG-4 hydro-electrical complex and about 40 kilometres to the south of the Trans-Taîga road.

As per this agreement, Virginia acquires a 100% participating interest in the Property in consideration of the issuance of 55,000 shares of Virginia and a 0.5% NSR in favour of Sirios. Virginia may buy back this NSR, at any time at its discretion, for $500,000. Newmont Mining Corp . (“Newmont”) also owns a 1% NSR in a group of 11 claims, which are part of the Property.

The Property is located in the central part of the Lac Duhesme Achaean volcano-sedimentary belt, which is a segment of the prolific La Grande auriferous belt. Virginia is already quite active in this area as it has carried out for several years major exploration on its Noella and Nichicun properties located less than 10 kilometres away from the Property. The Property straddles a major lithological contact between volcanics and sediments and covers several anomalies of arsenic, gold, antimony and molybdenum in bottom lake sediments. Prospecting carried out by Sirios between 1994 and 2008 led to the discovery of five gold showings grading up to 4.85 g/t Au, spread over the entire property. Most recently, limited prospecting conducted by Sirios in 2008 and 2009 led to the discovery of a series of erratic blocs highly anomalous in gold, molybdenum and silver within a 400m-by-150m corridor oriented NE-SW. These sub-angular blocs of silicified felsic rocs with finely disseminated pyrite (2-4%) and molybdenite (traces to 2%) returned values of up to 1.88 g/t Au, 1565 ppm Mo and 7 g/t Ag. This type of mineralization represents a new highly interesting exploration target that has never been the object of significant follow-up on the Property. In addition, an erratic float of banded iron formation, which was also discovered during the 2008 work program, returned 23.8 g/t Au, thus again highlighting the appreciable auriferous potential of the iron formations in this sector. Prospecting and geological mapping is foreseen by Virginia on the Property during the summer of 2010 in order to better define the potential of these recent discoveries and of the entire property.

About Virginia

Virginia is among the most active mining exploration companies in Quebec with a working capital of $44.5 million as at February 28, 2010 and 29,840,142 shares issued and outstanding as at April 30, 2010. Virginia trades on the Toronto Stock Exchange (TSX) under the ticker symbol VGQ. Virginia concentrates its activities on its numerous properties that are spread over the vast unexplored regions of northern Quebec.

FOR MORE INFORMATION, PLEASE CONTACT:
Andre Gaumond, President,
Paul Archer, V-P Exploration or
Amelie Laliberte, Investor Relations.

200-116 St-Pierre Québec, QC G1K 4A7 Canada	www.virginia.qc.ca mines@virginia.qc.ca	Tel. 800-476-1853 Tel. 418-694-9832 Fax 418-694-9120

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described from time to time in Virginia's periodic reports filed with the security commissions of British Columbia, Alberta, Ontario and Quebec, and in the annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. Virginia undertakes no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.